April 10, 2020

John Neumann
Vice President, General Counsel and Secretary
NACCO INDUSTRIES INC
5875 Landerbrook Drive, Suite 220
Cleveland, OH 44124

       Re: NACCO INDUSTRIES INC
           Post-effective Amendment No. 2 to Form S-4 filed March 4 2020 Response letter dated April 3, 2020
           File No. 333-223504

Dear Mr. Neumann:

       We have limited our review of your registration statement and response letter dated April
3, 2020 to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response letter dated April 3, 2020

General

1. We note your response to prior comment 1, however, it continues to appear that Form S-4 does not permit the registration of this transaction. Please amend accordingly. With respect to your response to prior comment 2, although relying on an exemption from registration may not provide the same level of liquidity, it continues to appear that the exchange offer can and should be conducted privately. Once the transactions are completed privately, you may then register the resale of the Class A shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 John Neumann
NACCO INDUSTRIES INC
April 10, 2020
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any questions.



                                                             Sincerely,
FirstName LastNameJohn Neumann
                                                             Division of
Corporation Finance
Comapany NameNACCO INDUSTRIES INC
                                                             Office of
Manufacturing
April 10, 2020 Page 2
cc:       Andrew C. Thomas, Esq.
FirstName LastName